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                             February 17, 2021

       Minfei Bao
       Chairman and Chief Executive Officer
       UTime Limited
       7th Floor, Building 5A
       Shenzhen Software Industry Base, Nanshan District
       Shenzhen, People's Republic of China 518061

                                                        Re: UTime Limited
                                                            Amended
Registration Statement on Form F-1
                                                            Filed January 25,
2021
                                                            File No. 333-237260

       Dear Mr. Bao:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 5 to Form F-1

       Capitalization, page 65

   1. Please revise to include all indebtedness, including your short-term debt as of September
                                                        30, 2020.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Minfei Bao
UTime Limited
February 17, 2021
Page 2

statement.

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,
FirstName LastNameMinfei Bao
                                                         Division of
Corporation Finance
Comapany NameUTime Limited
                                                         Office of
Manufacturing
February 17, 2021 Page 2
cc:       Barry I. Grossman, Esq.
FirstName LastName